Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Settles Lawsuit Against Former Directors

SHANGHAI, China, August 4, 2017 – Acorn International, Inc. (“Acorn” or the “Company”) today announced that it entered into a settlement agreement on July 28, 2017 (concluding with the related share buyback on August 3, 2017) (the "Settlement Agreement") relating to (among other things) a claim filed on December 1, 2016 in the Grand Court of the Cayman Islands (the “Cayman Court”) against Andrew Y. Yan, Gordon Xiaogang Wang, and Jing Wang, each former directors of the Company (the “Former Directors”) over alleged breaches of fiduciary duties, misconduct and/or mismanagement.

Acorn’s action against the Former Directors arose out of the previously disclosed dispute between two groups of the Company’s shareholders. Among other things, that dispute involved the improper removal of Mr. Robert W. Roche from his role as Executive Chairman of Acorn by certain members of its then-board of directors. In connection with various actions relating to the shareholder dispute, in March 2016 the Cayman Court found in favor of Roche Enterprises Ltd (“REL”, formerly Acorn Composite Corporation), a company wholly owned by Mr. Roche. The claim subsequently filed in the Cayman Court by Acorn in December 2016 alleged that in removing Mr Roche as Executive Chairman, and in subsequent conduct on behalf of Acorn, the Former Directors had breached their fiduciary duties to Acorn and were responsible for misconduct in and/or mismanagement of Acorn's business, and were liable to Acorn for the loss and damage caused to it as a consequence of such conduct.

Pursuant to the Settlement Agreement, the Company, REL, the Former Directors and SB Asia Investment Fund II L.P., an exempted limited partnership registered in the Cayman Islands (“SAIF”) will, among other things, discontinue and/or withdraw all claims, counterclaims and taxation proceedings in the Cayman Court related to the above mentioned matters. Agreement was also reached for the Company to repurchase all of the ordinary shares of the Company owned by SAIF, representing 27.7% of the total outstanding ordinary shares of the Company, for the purchase price of approximately $4.17 million, the equivalent of $4.05 per ADS. The purchase price represents an approximately 60.5%, 64.8% and 62.8% discount to the closing price of the Company’s ADSs based on the 30-day, 60-day and 90-day moving average, respectively. The repurchased shares will be cancelled. After giving effect to the Company's repurchase of the shares held by SAIF, the Company will have 53,626,050 ordinary shares outstanding or the equivalent of 2,681,302 ADSs.

The Company’s audit committee reviewed and approved the related party aspects of the Settlement Agreement under the terms of its charter. The Settlement Agreement was subsequently approved by the Company’s current board of directors.

Jacob Fisch, President of Acorn said, “In addition to being a good deal for our company, this is a highly symbolic moment for Acorn where, after years of difficulty, we are now able to truly put the troubles of our past behind us and be 100% forward-looking as we grow our business into the future.”

Robert Roche, Executive Chairman of Acorn and President, Roche Enterprises agreed, “We are pleased with this outcome and are excited that we can now focus our efforts on enhancing and growing the business.”

About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

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